UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Mr. Timothy F. Coen, Senior Vice President and General Counsel of CDC
Corporation (the “Company”), resigned from his position with the Company to pursue other opportunities.

Mr. Loren Wimpfheimer joined the Company as Senior Vice President, Mergers and
Acquisitions and Acting General Counsel of the Company.

Mr. Donald Novajosky was promoted to Vice President and Associate General
Counsel of the Company and General Counsel of CDC Software Corporation.

Exhibit  Description

1.01     Press release dated May 14, 2009
         CDC Software Agrees to Acquire Informance for Expansion of CDC Factory
         Product Line

1.02     Press release dated May 19, 2009
         Leading Global Hearing Aid Manufacturer Completes Phase 1 of Worldwide
         Implementation of Pivotal CRM On Time and On Budget

1.03     Press release dated June 3, 2009
         John Clough Named as Chairman of the Board of CDC Software Corporation

1.04     Press release dated June 9, 2009
         Toyota France Uses Pivotal CRM for Managing Sales Activity of Its
         Reseller Network

1.05     Press release dated June 11, 2009
         CDC Games Reports Significant Improvement In Yulgang Metrics After
         Launch of New Update

1.06     Press release dated June 16, 2009
         CDC Games Plans to Launch“Bloody Sky” Expansion for its Shaiya MMORPG
         in China on June 18

1.07     Press release dated June 24, 2009
         CDC Software Honored as 2009 Microsoft Worldwide Partner Conference
         Awards Winner in Information Worker Solutions, Office Solutions
         Development

1.08     Press release dated June 29, 2009
         CDC Games Expects the Highly Anticipated Launch of The Lord of the
         Rings Online™ in the Second Half of 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: June 30, 2009	By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated May 14, 2009 -- CDC Software Agrees to Acquire Informance for Expansion of CDC Factory Product Line
1.02	Press release dated May 19, 2009 -- Leading Global Hearing Aid Manufacturer Completes Phase 1 of Worldwide Implementation of Pivotal CRM On Time and On Budget
1.03	Press release dated June 3, 2009 -- John Clough Named as Chairman of the Board of CDC Software Corporation
1.04	Press release dated June 9, 2009 -- Toyota France Uses Pivotal CRM for Managing Sales Activity of Its Reseller Network
1.05	Press release dated June 11, 2009 -- CDC Games Reports Significant Improvement In Yulgang Metrics After Launch of New Update
1.06	Press release dated June 16, 2009 -- CDC Games Plans to Launch“Bloody Sky” Expansion for its Shaiya MMORPG in China on June 18
1.07	Press release dated June 24, 2009 -- CDC Software Honored as 2009 Microsoft Worldwide Partner Conference Awards Winner in Information Worker Solutions, Office Solutions Development
1.08	Press release dated June 29, 2009 -- CDC Games Expects the Highly Anticipated Launch of The Lord of the Rings Online™ in the Second Half of 2009